June 23, 2009
Via EDGAR and Facsimile
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010
Facsimile: (202) 772-9210

Re:	HealthStream, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 27, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed on May 12, 2009 File No. 000-27701
Dear Mr. Krikorian and Mr. Youngwood:
     I am in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated June 9, 2009 regarding Healthstream Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended March 31, 2009. I am writing to confirm that the Company expects to file its response to the Comment Letter not later than July 7, 2009. Should you have any questions regarding this matter please do not hesitate to contact me at (615) 301-3163.
Sincerely,
/s/ Gerard M. Hayden
Gerard M. Hayden
Senior Vice President and Chief
Financial Officer

Cc:	J. Page Davidson, Bass, Berry & Sims PLC Laura Brothers, Bass, Berry & Sims PLC